Exhibit 99.8

RNS Number:1206X
Wolseley PLC
30 March 2004

Notification under the Listing Rules - Directors - Shares - Rule 16.3 (c)

Wolseley plc confirms that Mr S P Webster, Group Finance Director, has today increased his shareholding in the Company by 2,000 ordinary shares following the exercise of some 4,529 share options under the terms of the Wolseley Executive Share Option Scheme 1984:
Director’s Name	No. of options exercised	Exercise price per share (in pence)	Date of transaction

Mr S P Webster	4,529	483.50	30.03.04

Following exercise, Mr Webster sold a total of 2,529 ordinary shares at a price of 853.50p per share and now holds a total of 24,070 ordinary shares of 25p each in the capital of the Company in his own name.

Enquiries:

Wolseley plc
0118 929 8700

Mark J White - Group Company Secretary
Guy Stainer - Head of Investor Relations

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